Exhibit 99.1

For Immediate Release

RRSAT REPORTS A 4.2% REVENUE INCREASE IN
FIRST QUARTER 2011 COMPARED WITH THE PREVIOUS QUARTER

BACKLOG INCREASES TO RECORD $202 MILLION

First Quarter 2011 Highlights
▪	Revenues totaled $26.9 million, a 4.2% increase from the previous quarter.
▪	Gross margins increased to 23.0% compared with 21.2% in the previous quarter.
▪	Backlog as of March 31, 2011 at $202 million, a $14 million increase from the previous quarter.

RE’EM, Israel – May 16th, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Results:
Revenues in the first quarter of 2011 totaled $26.9 million, an increase of 4.2% compared with $25.8 million in the previous quarter and a 4.1% increase compared with $25.9 million in the first quarter of 2010.

Gross Profit in the first quarter of 2011 totaled $6.2 million, representing a gross margin of 23.0%, compared with gross profit of $5.5 million in the previous quarter, representing a gross margin of 21.2%.  Gross profit in the first quarter of 2010 totaled $7.3 million, representing a gross margin of 28.2%.

Operating income for the first quarter of 2011 totaled $2.0 million, representing an operating margin of 7.4%, compared with an operating income of $1.1 million in the previous quarter, representing an operating margin of 4.4%.  Operating income in the first quarter of 2010 totaled $3.8 million, representing an operating margin of 14.6%. The decline in the operating margin is partly attributable to increased operating expenses.

Backlog of signed agreements, as of March 31, 2011, was at $202 million, including $68 million of revenues expected to be recognized during the remainder of 2011, compared to a backlog of $188 at the end of the previous quarter.

Net income on a GAAP basis for the first quarter of 2011 was $0.9 million compared with $1.4 million in the previous quarter and $4.2 million in the first quarter of 2010.  Net income in the first quarter of 2011 included financial expenses relating to embedded derivatives amounting to $1.0 million.  Net income per share on a fully diluted basis under GAAP for the quarter was $0.05, compared with $0.08 in the previous quarter and $0.24 in the first quarter of 2010.

Adjusted net income was $1.7 million for the first quarter of 2011, compared with $1.1 million in the previous quarter and $2.6 million in the first quarter of 2010. Adjusted net income per share on a fully diluted basis totaled $0.10 in the first quarter of 2011, compared with $0.06 in the previous quarter and $0.15 in the first quarter of 2010.

Adjusted EBITDA for the first quarter of 2011 totaled $4.0 million, compared with $2.9 million in the previous quarter and $5.4 million in the first quarter of 2010.

Cash, cash equivalents and marketable securities as of March 31, 2011 totaled $30.1 million, compared with $35.6 million as of December 31, 2010.  The decrease in the cash balance is attributed to a $6.5 million capital expenditure, mainly for investments in strategic infrastructure and $2.6 million in dividends distributed in the first quarter of 2011, offset by a positive operating cash flow of $3.5 million.

Guidance for revenue in the second quarter of 2011 is in the range of $26 - $28 million and for full year 2011 remains in the range of $105 - $110 million.  Guidance for gross margin in the second quarter of 2011 is set at 23 – 25%.

David Rivel, CEO of RRsat commented, "We have seen some important developments this past quarter.  We secured 14 net new contracts, increasing our broadcast to over 600 TV and radio channels and boosting our backlog to a record $202 million.  We also announced the implementation of a new MCPC (Multi Channel Per Carrier) platform which will cater to the high growth markets in Latin America, using the downlink, uplink, space segment, and playout services from our broadcasting center in Hawley, Pennsylvania.  In addition, we have further built upon our relationships with current customers, such as offering them the first 24/7 3D TV services.  As we continue to expand our presence, increase our customer base, and grow along with current customers, we believe 2011 will see improvements from the previous year.”

Mr. Rivel continued, “We remain on track to positioning RRsat among the leading global content management providers and distributors.”

Conference Call Information
Conference call scheduled later today, May 16, 2011 at 10:00 am ET (5:00 pm Israel time).  On the call, Mr. David Rivel, Founder & CEO, Mr. David Aber, CFO, and Mr. Lior Rival, VP Sales and Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
UK Dial-in Number: 0-800-051-8913
Israel Dial-in Number: 03-918-0664
International Dial-in Number:  +972-3-918-0664
at:
10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1-888-295-2634 (US) and +972 3 925 5929 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease. Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization.  Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors' understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 590 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 8 861 0000 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2011	2010	2010

Revenues	$26,930	$25,858	$102,027

Cost of revenues	20,737	18,577	75,962
Gross profit	6,193	7,281	26,065

Operating expenses
Sales and marketing	1,744	1,570	6,380
General and administrative	2,447	1,941	9,194

Total operating expenses	4,191	3,511	15,574

Operating income	2,002	3,770	10,491

Interest and marketable securities income	116	157	681

Currency fluctuation and other financing income (expenses), net	190	(679)	(1,268)

Changes in fair value of embedded currency conversion derivatives	(1,000)	2,277	1,254

Income before taxes on income	1,308	5,525	11,158

Income taxes	(439)	(1,279)	(2,448)

Net income	$869	$4,246	$8,710

RRsat Global Communications Network Ltd. and its Subsidiaries

In thousands except per share data

	Three months ended
	March 31	March 31
	2011	2010
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$869	$4,246
Non-cash equity-based compensation charge	25	106
Changes in fair value of embedded currency conversion derivatives	1,000	(2,277)
Change in deferred tax on embedded derivatives	(240)	569
Adjusted net income	$1,654	$2,644

Adjusted net income per diluted ordinary share	$0.10	$0.15

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$869	$4,246
Interest and marketable securities income	(116)	(157)
Currency fluctuation and other financial income (expenses), net	(190)	679
Changes in fair value of embedded currency conversion derivatives	1,000	(2,277)

Income tax expense	439	1,279
Non-cash equity-based compensation charge	25	106
Depreciation and amortization	1,948	1,501
Adjusted EBITDA	$3,975	$5,377

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	March 31	December 31
	2011	2010

Current assets
Cash and cash equivalents	$9,213	$13,091
Marketable securities	20,914	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $6,235 and $5,641 as of March 31, 2011 and December 31, 2010 respectively)	19,802	19,860
Other	1,353	1,312
Fair value of embedded currency conversion derivatives	725	893
Deferred taxes	1,886	1,657
Prepaid expenses	2,574	2,145

Total current assets	56,467	61,474

Fair value of embedded currency conversion derivatives	1,295	1,185

Deposits and long-term receivables	2,235	2,201

Long- term and prepaid expenses	7,699	7,709

Deferred taxes	81	501

Assets held for employee severance payments	1,980	2,015

Fixed assets, at cost, less accumulated depreciation and amortization	44,475	40,779

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated depreciation and amortization	818	897

Total assets	$118,784	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	March 31	December 31
	2011	2010

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$13,912	$13,194
Other	2,755	2,455
Fair value of embedded currency conversion derivatives	1,116	349
Related parties	45	55
Deferred income	6,509	8,456

Total current liabilities	24,337	24,509

Long - term liabilities
Deferred income	7,510	7,619
Fair value of embedded currency conversion derivatives	947	772
Liability in respect of employee severance payments	2,034	2,058
Deferred taxes	1,188	1,125

Total long - term liabilities	11,679	11,574

Total liabilities	36,016	36,083

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of March 31, 2011 and December 31, 2010; 17,346,561 shares issued and fully paid as of March 31, 2011 and December 31, 2010)	40	40
Additional paid in capital	52,918	52,893
Retained earnings	29,822	31,555
Accumulated other comprehensive loss	(12)	(76)

Total shareholders’ equity	$82,768	$84,412

Total liabilities and shareholders’ equity	$118,784	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31 2011	March 31 2010	December 31 2010
Cash flows from operating activities
Net income	$869	$4,246	$8,710

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,948	1,501	6,454
Provision for losses in accounts receivable	594	127	1,157
Deferred taxes	234	531	107
Discount accretion and premium amortization of held- to- maturity securities, net	-	(9)	(15)
Discount accretion and premium amortization of available- for- sale securities, net	(106)	(93)	(422)
Changes in liability for employee severance payments, net	11	116	8
Expenses in relation to options granted	25	106	372
Changes in fair value of embedded currency conversion derivatives	1,000	(2,277)	(1,254)
Profit from trading securities	(10)	(49)	(164)

Changes in assets and liabilities:

Increase in account receivable - trade	(536)	(2,776)	(4,252)
Increase (decrease) in related parties, net	(10)	(4)	51
Increase in account receivable - other	(41)	(259)	(753)
Decrease (increase) in prepaid expenses	(429)	434	(161)
Increase in deposits and long-term receivables	(34)	(441)	(1,171)
Increase (decrease) in account payable	2,010	809	(334)
Increase (decrease) in deferred income	(2,056)	(2,294)	1,018

Net cash provided by (used in) operating activities	$3,469	$(332)	$9,351

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31 2011	March 31 2010	December 31 2010

Cash flows from investing activities
Investment in fixed assets	$(6,534)	$(3,432)	$(15,265)
Investment in long term prepaid expenses and other assets	(13)	-	-
Proceeds (investment) in short term deposits	-	6,900	9,900
Investment in securities available- for- sale securities	(3,523)	(316)	(10,298)
Decrease (increase) in trading securities, net	30	11	(37)
Proceeds from securities available- for- sale	5,295	2,539	10,281
Proceeds from securities held- to- maturity	-	28	780

Net cash provided by (used in) investing activities	$(4,745)	$5,730	$(4,639)

Cash flows from financing activities
Dividend paid	$(2,602)	$(3,963)	$(6,562)

Net cash used in financing activities	$(2,602)	$(3,963)	$(6,562)

Increase (decrease) in cash and cash equivalents	$(3,878)	$1,435	$(1,850)

Balance of cash and cash equivalents at beginning of Period	$13,091	$14,941	$14,941

Balance of cash and cash equivalents at end of Period	$9,213	$16,376	$13,091

A. Non-cash transactions
Investment in fixed assets	$2,140	$1,025	$3,132

B. Supplementary cash flow information
Income taxes paid	$383	$1,050	$3,027